82-2418

04036780

WPN Resources Ltd

~~GROVE ENERGY LIMI~~TED

(FORMERLY WPN RESOURCES LTD.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2004

(Unaudited – Prepared by Management)

SUPPL

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

-------INDEX-------

dlw 9/9

GROVE ENERGY LIMITED
(FORMERLY WPN RESOURCES LTD.)
INTERIM CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2004 WITH AUDITED FIGURES AS AT DECEMBER 31, 2003

(Unaudited – Prepared by Management)

	June 30 2004 (Unaudited)	Restated December 31 2003 (Audited)
ASSETS		
CURRENT		
Cash (Note 5)	$ 2,508,955	$ 790,945
Goods and services tax receivable	7,036	2,860
Accounts receivable	32,431	66,572
Prepaid expenses and deposits	2,743	9,155
	2,551,165	869,532
PETROLEUM AND NATURAL GAS PROPERTY EXPENDITURES (Notes 3(c) and 6)	1,984,447	894,027
EQUIPMENT (Note 3(d))	15,558	3,329
Total Assets	$ 4,551,170	$ 1,766,888
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Accounts payable and accrued liabilities	$ 849,599	$ 66,153
Share subscriptions received	-	950,000
	849,599	1,016,153
Convertible promissory note (Note 8)	296,814	275,874
Total Liabilities	1,146,413	1,292,027
SHARE CAPITAL (Note 9)	24,696,073	21,018,573
CONTRIBUTED SURPLUS (Note 4)	614,200	486,200
DEFICIT	(21,905,516)	(21,029,912)
Total Shareholders' Equity	3,404,757	474,861
Total Liabilities and Shareholders' Equity	$ 4,551,170	$ 1,766,888

APPROVED ON BEHALF OF THE BOARD:

"Feroz Sultan" — Feroz Sultan, Director

"Glenn Whiddon" — Glenn Whiddon, Director

The accompanying notes are an integral part of these financial statements.

GROVE ENERGY LIMITED
(FORMERLY WPN RESOURCES LTD.)
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(Unaudited – Prepared by Management)

	3 months ended June 30 2004 (Unaudited)	3 months ended June 30 2003 (Unaudited)	6 months ended June 30 2004 (Unaudited)	6 months ended June 30 2003 (Unaudited)
ADMINISTRATION				
Accounting, administration, and auditing	$ 4,795	$ 909	$ 8,395	$ 5,224
Advertising and promotion	16,616	13,487	16,616	13,487
Amortization and depreciation	828	322	994	646
Interest and bank charges	7,703	1,792	16,383	2,814
Legal, consulting, and professional fees	238,211	61,773	409,051	150,636
Office, rent, and miscellaneous	37,557	20,330	62,935	37,687
Shareholder services	51,990	12,927	57,197	16,113
Stock based compensation (Note 4)	-	-	128,000	-
Travel	52,874	8,175	111,455	41,653
	410,574	119,715	811,026	269,260
OTHER (REVENUE)/EXPENSES				
Foreign exchange gain/(loss)	15,902	(24,271)	9,860	(24,271)
Interest	(1,103)	(12,430)	(1,634)	(12,671)
Petroleum and natural gas property abandoned	-	-	56,352	-
Recovery on discontinued operations	-	(490,000)	-	(547,675)
	14,799	(526,701)	64,578	(584,617)
NET INCOME/(LOSS) FOR THE PERIOD	(425,373)	406,986	(875,604)	315,357
DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	(21,480,143)	(20,759,902)	(20,607,712)	(20,668,273)
ADJUSTMENT FOR RETROACTIVE CHANGE IN ACCOUNTING POLICY WITH RESPECT TO EMPLOYEE STOCK OPTIONS (Note 4)	-	-	(422,200)	-
DEFICIT, END OF PERIOD	$(21,905,516)	$(20,352,916)	$(21,905,516)	$ (20,352,916)
EARNINGS/(LOSS) PER SHARE (Note 3(i))	$ (0.01)	$ 0.02	$ (0.03)	$ 0.01

The accompanying notes are an integral part of these financial statements.

GROVE ENERGY LIMITED

(FORMERLY WPN RESOURCES LTD.)
INTERIM CONSOLIDATED CASH FLOW STATEMENT
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(Unaudited – Prepared by Management)

	3 months ended June 30 2004 (Unaudited)	3 months ended June 30 2003 (Unaudited)	6 months ended June 30 2004 (Unaudited)	6 months ended June 30 2003 (Unaudited)
OPERATING ACTIVITIES				
Net income/(loss) for the period	$ (425,373)	$ 406,986	$ (875,604)	$ 315,357
Changes to income not involving cash				
Accrued interest on convertible note	14,190	-	20,940	-
Amortization and depreciation	828	322	994	646
Petroleum and natural gas property abandoned	-	-	56,352	-
Stock based compensation	-	-	128,000	-
Gross cash flow from operations	(410,355)	407,308	(669,318)	316,003
Net changes in non-cash working capital items	752,949	(472,389)	819,823	(142,702)
Net cash flow from operations	342,594	(65,081)	150,505	173,301
INVESTING ACTIVITIES				
Investment in petroleum and natural gas properties	(1,137,400)	(7,876)	(1,146,772)	(347,021)
Purchase of equipment, net	(13,223)	-	(13,223)	-
Net cash flow from investing activities	(1,150,623)	(7,876)	(1,159,995)	(347,021)
FINANCING ACTIVITIES				
Shares issued from treasury	2,727,500	-	2,727,500	-
Net cash flow from financing activities	2,727,500	-	2,727,500	-
NET INCREASE/(DECREASE) IN CASH	1,919,471	(79,957)	1,718,010	(173,720)
CASH, BEGINNING OF PERIOD	589,484	85,344	790,945	786,107
CASH, END OF PERIOD	$ 2,508,955	$ 12,387	$ 2,508,955	$ 12,387

The accompanying notes are an integral part of these financial statements.

GROVE ENERGY LIMITED
(FORMERLY WPN RESOURCES LTD.)
INTERIM CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
FOR THE SIX MONTHS ENDED JUNE 30, 2004

(Unaudited – Prepared by Management)

	Abbadesse Permit	Pantelleria Permit	Borsano Permit	Slovenia Permit	Total (Unaudited)
ACQUISITION COSTS					
Opening balance	$ 268,261	$ 343,450	$ 17,637	$ -	$ 629,348
Shares issued	-	-	-	-	-
Cash payments	-	273	-	327,408	327,681
Claim abandoned	-	-	(17,637)	-	(17,637)
Closing balance	268,261	434,723	-	327,408	939,392
DEFERRED DEVELOPMENT AND EXPLORATION					
Opening balance	141,932	84,031	38,716	-	264,679
Feasibility study	16,922	5,085	-	10,396	32,403
General exploration	-	-	-	786,689	786,689
Claim abandoned	-	-	(38,716)	-	(38,716)
Closing balance	158,854	89,116	-	797,085	1,045,055
BALANCE, END OF PERIOD	$ 427,115	$ 432,839	$ -	$ 1,124,493	$ 1,984,447

The accompanying notes are an integral part of these financial statements.

GROVE ENERGY LIMITED
(FORMERLY WPN RESOURCES LTD.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004

(Unaudited – Prepared by Management)

NOTE 1 – NATURE OF OPERATIONS

The Company was incorporated in the Yukon Territory as Star Valley Resources Corporation (Star Valley) in February 1988. In August 1996, the Company acquired 100% of Sakha Gold Overseas Limited (SGL), a company incorporated in November 1995 in Cyprus, which affected a reverse takeover of Star Valley. The Company changed its name from Star Valley to Western Pinnacle Mining Ltd. (WPN) in December 1996. Effective January 8, 2002 the Company consolidated its share capital on a four old for one new basis and effective June 1, 2004 changed its name to Grove Energy Limited

At June 30, 2004, the Company is principally engaged in investing in natural resource projects in Europe. At June 30, 2004 all petroleum and natural gas properties held by the Company were unproven.

NOTE 2 – GOING CONCERN ASSUMPTION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue business.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

(a) General

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(b) Principles of consolidation

The operations of all subsidiaries in which the Company directly or indirectly owns more than 50% of the common shares are included in these interim consolidated financial statements. Investments in other companies in which the Company owns between 20% and 50% area accounted for under the equity method of accounting.

These interim consolidated financial statements include the accounts of the following subsidiaries:

Company	Place of Incorporation	Percentage Ownership
Western Pinnacle Mining (Cyprus) Ltd.	Cyprus	100%
WP Oil Limited	Cyprus	100%
WPM Overseas Limited	Cyprus	100%

(c) Petroleum and natural gas properties

(i) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, and costs of drilling both productive and non-productive wells.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Petroleum and natural gas properties (Continued)

(i) Petroleum and natural gas properties (Continued)

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Such costs are depleted on the unit of production method based on estimated proven gas and oil reserves as determined by the Company and substantiated by independent professional engineers. Petroleum and natural gas reserves are converted to a common unit of measure on an energy equivalent basis of six Mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

The Company's petroleum production activities are conducted jointly with others, and accordingly the accounts reflect only the Company's proportionate interest in such activities.

(ii) Ceiling test

The capitalized costs less accumulated depletion and depreciation, future income taxes, and site restoration and abandonment costs are limited to an amount equal to the estimated future net revenue from proved reserves before royalties (based on prices and costs at the balance sheet date) plus the costs, if any, (net of impairments) of unproved properties, less estimated future site restoration and abandonment, general and administrative expenses, financing costs, and income taxes.

(iii) Provision for site restoration

Future site restoration and abandonment costs of the Company's petroleum and natural gas properties are provided for when a reasonable estimate can be made. The estimated expense is reduced by expected equipment salvage values at the time of the abandonment. The resulting net estimated expense, if any, is amortized against earnings over the remaining life of the Company's reserves on a unit-of production basis. Actual expenditures are applied against the accumulated provision account.

The recoverability of amounts shown as petroleum and natural gas property expenditures is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete their development, and future profitable production or disposition thereof. Recorded costs are not intended to reflect present or future values of the properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title, or future title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(d) Equipment

Equipment is recorded at historical cost. The declining-balance method is used to amortize office equipment at an annual rate of 20%.

In the year of acquisition, only one-half of normal rates are used.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Foreign currency

Transactions recorded in foreign currencies and the accounts of foreign subsidiaries have been translated into Canadian dollars as follows:

(i) monetary assets and liabilities at the approximate rates prevailing at the consolidated balance sheet dates;

(ii) non-monetary assets and liabilities have been translated at historical rates;

(iii) deferred costs at the average rates in effect during the period in which the costs are incurred; and

(iv) gains or losses resulting from changes in exchange rates are included in the determination of income or loss.

At June 30, 2004, US dollar amounts were converted at a rate of 1.35 Canadian dollars to 1 US dollar. Euro amounts were converted at a rate of 1.65 Canadian dollars to 1 Euro. AUD amounts were converted at a rate of 0.96 Canadian dollars to 1 AUD.

(f) Financial instruments

All significant financial assets, financial liabilities, and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk, and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

(g) Use of estimates

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(h) Income taxes

Income taxes are accounted for using the future income tax method. Under this method, income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

(i) Income/(loss) per share

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share warrants and option has an anti-dilutive effect.

The weighted-average number of shares outstanding during the period ended June 30, 2004 was 33,934,367 (30Jun03 – 23,959,063).

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Non-monetary consideration

Share capital issued as non-monetary consideration is recorded a the fair market value of the shares on the date of an agreement to issue shares as determined by the Board of Directors of the Company and is based on the trading price of the shares on the Exchange on that date.

NOTE 4 – CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted, on a retroactive basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock based compensation and other stock based payments. Under this policy the Company is required to value all stock-based compensation granted using the fair value method, as determined using the Black-Scholes option valuation model. The effect of retroactively adopting the fair value based method of accounting for stock based compensation is to increase the net loss for the year ended December 31, 2003 by $422,200 and increase the deficit and contributed surplus as at December 31, 2003 by $422,200.

NOTE 5 – CASH

Cash comprised the following:

	30Jun04	31Dec03
Cash in bank		
Canadian Dollars	$ 2,317,657	$ 30,601
US Dollars	9,952	41,133
Other Currencies	181,346	23,951
Lawyer's trust account		
Canadian Dollars	-	695,260
	$ 2,508,955	$ 790,945

NOTE 6 – PETROLEUM AND NATURAL GAS PROPERTY EXPENDITURES

(a) San Marco Concession

During fiscal 2002, the Company signed an agreement, and received regulatory approval, to purchase an application for a permit covering approximately 38,200 hectares in the south-eastern Po Valley on the Adriatic coast of Italy. Consideration for the acquisition was the issuance of 1,687,500 common shares of the Company, at a deemed price of $0.12 and a reimbursement of costs to the vendors of US$41,250. The vendors of the property retain a royalty interest of 1.5% of gross revenues received from any hydrocarbons produced from the property.

The Company has committed to the following expenditures on the permit:

(i) within 12 months: Gravity and Geological Study (US$28,000);
(ii) within 24 months: 100 kilometres of seismic reprocessing (US$125,000);
(iii) within 36 months: 60 kilometres of seismic acquisition (US$200,000); and
(iv) within 48 months: drilling of one well to a depth of 3,000 metres (US$3,000,000).

NOTE 6 – PETROLEUM AND NATURAL GAS PROPERTY EXPENDITURES (Continued)

(a) San Marco Concession (Continued)

During fiscal 2003, the Company signed a Joint Development Agreement ("JDA") with Blugas S.p.A. ("Blugas"), an independent Italian gas trading company. Under the JDA, Blugas has agreed to invest Euro 1,500,000 in the exploration of the Abbadesse prospect, which is part of the San Marco concession. As at June 30, 2004, Blugas has contributed Euro 109,418.28. In exchange for the investment, Blugas will have a 20% participating interest in the first 350 million SCF of gas, and Blugas will have an exclusive right to purchase all available production from the field for a term of up to 12 years, with a discount against market price, calculated on a rolling quarterly basis.

(b) Pantelleria Concessions

During fiscal 2003, the Company signed an agreement, and received regulatory approval, to purchase two concessions covering approximately 65,700 and 66,500 hectares respectively. Consideration of these concessions, known as Pantelleria West and Pantelleria South, was the issuance of 2,014,497 common shares of the Company at a deemed price of $0.12 and reimbursement of vendors costs totally US $67,501. The vendors of the Pantelleria concessions retain a royalty interest of 1.5% of gross revenues received from any hydrocarbons produced from the property. The Company has committed to expenditures of US $45,000 within one year of the date of issuance of the concessions, being July 31, 2004.

The common shares issued pursuant to this agreement are subject to an escrow agreement and are to be released as to 10% of the shares on closing and 15% of the balance of the shares at six month intervals over a six year period. As at June 30, 2004, 805,803 (503,627 – 31Dec03) common shares (representing 25%) had been released from escrow.

(c) Borsano Permit (Abandoned)

In April 2002, the Company entered into an option to purchase the Borsano permit application covering approximately 31,800 hectares. Consideration for the permit was the issuance of 1,231,027 common shares of the Company at a deemed price of $0.10 and the reimbursement of costs incurred by the vendors totalling US $41,249 (US $11,379 paid). As at June 30, 2004 the Company had elected not to exercise its option. The Company has not and will not be issuing the shares pursuant to the original exercise of the option.

(d) Slovenia Permit

In February 2004, the Company signed an agreement with Nemmoco Slovenia Corporation and its partners with respect to the deeper gas horizons underlying the joint venture area in eastern Slovenia. This agreement was subsequently amended, requiring the Company to spend no less than Euro 4 million within the next 12 months on an agreed work program designed to evaluate certain reservoirs underlying the Joint Venture Area that contains the Petisovci and Dolina fields. Upon completion of the work program, the Company will have earned 48.75% interest, of which 3.65% has been assigned to PEOS, resulting in a net 45.1% interest in the reservoirs attributable to the Company.

NOTE 7 – CONVERTIBLE LOAN FACILITY

During fiscal 2003, the Company negotiated a term credit in the amount of $250,000. Unless otherwise agreed with the Lender, the credit may be drawn down in maximum amounts of $25,000 per month. At the option of the Lender, the Lender may require the credit to be repaid by the issuance of shares at a rate of $0.13 per share. The loan bears interest at 10% per annum. During the quarter the Company notified the Lender that it wishes to drawdown the full amount of the facility. At June 30, 2004, the balance outstanding under the term credit was $nil ($nil – 31Dec03); however, the Company expects full drawdown prior to September 30, 2004. Any shares issued pursuant to this convertible loan facility will be subject to a four-month hold period.

NOTE 8 – CONVERTIBLE PROMISSORY NOTE

During fiscal 2003, the Company issued a convertible promissory note aggregating US$200,000 to a company controlled by the President of the Company. This note has subsequently been transferred to a third party. The note bears interest at a rate of 10% per annum and is repayable 24 months from the date of issuance, or July 1, 2005. The amount due under the note may be converted into units of the Company on the basis of one unit for each $0.13 of principal outstanding at the date of conversion. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.13 for a period of two years. At June 30, 2004 accrued interest of US$26,814 ($5,874 – 31De03) is included in the balance.

NOTE 9– SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Amount
Balance as at December 31, 2003	24,966,311	$ 21,018,573
Private placement	5,937,500	950,000
Private placement	9,091,667	2,727,500
Balance as at June 30, 2004	39,995,478	$ 24,696,073

On January 6, 2004, the Company completed a private placement of 5,937,500 units at $0.16 per unit for cash proceeds of $950,000. Each unit consists of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.16 for a period of two years.

On April 29, 2004, the Company completed a private placement of 9,091,667 units at $0.30 per unit for cash proceeds of $2,727,500. Each unit consists of one common share and one non-transferable warrant to purchase one common share at an exercise price of $0.40 for a period of two years.

(c) Stock Options:

During fiscal 2002, the Company granted options to directors and employees of the Company for the purchase of up to 1,410,000 common shares of the Company at an exercise price of $0.24, exercisable until March 21, 2005.

During fiscal 2003, the Company granted options to directors and employees of the Company for the purchase of up to 800,000 common shares of the Company at an exercise price of $0.15, exercisable until December 31, 2006.

On February 25, 2004, the Company granted options to directors and employees of the Company for the purchase of up to 400,000 common shares of the Company at an exercise price of $0.20, exercisable until February 24, 2007.

On March 22, 2004, the Company granted options to directors and employees of the Company for the purchase of up to 200,000 common shares of the Company at an exercise price of $0.20, exercisable until March 21, 2007.

At June 30, 2004 there were 2,810,000 (2,210,000 – 31Dec03) options outstanding.

NOTE 9– SHARE CAPITAL (Continued)

(d) Warrants:

During fiscal 2002, 2,500,000 warrants were issued at an exercise price of $0.25, exercisable until July 30, 2004.

On January 6, 2004, 5,937,500 warrants were issued at an exercise price of $0.16, exercisable until January 6, 2006 and on April 29, 2004, 9,091,667 warrants were issued at an exercise price of $0.40 exercisable until April 29, 2006.

At June 30, 2004 there were 17,529,167 (2,500,000 – 31Dec03) warrants outstanding.

(e) Common shares in escrow:

As at June 30, 2004 there were 1,208,694 (1,510,870 – 31Dec03) common shares in escrow.

NOTE 10 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2004, the Company paid or accrued legal, consulting, and professional fees of $112,796 ($53,913 – 30Jun03) to directors and senior management a company in which a director and senior management has an interest.

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related party and the Company.

NOTE 11 – STOCK BASED COMPENSATION

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock.

For the period ended June 30, 2004, the Company issued 600,000 stock options. The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0.00%	Expected volatility	150%
Risk-free interest rate	2.58%	Strike price	$ 0.20
Expected life	3 years	Spot price	$ 0.24

Using the above assumptions the fair value of each option granted was $0.2133; therefore, compensation expense of $128,000 has been recorded in the statement of operations and credited to contributed surplus.

NOTE 12 – INCOME TAX

(a) The Company has approximately $3,500,000 of Canadian non-capital losses to carry-forward as of December 31, 2003 which may be applied against future taxable income and expire at varying dates up to 2010. The Company also has approximately $17,000,000 in capital losses to carry-forward which may be applied against future capital gains which do not expire. No benefit in respect of these losses has been recognized in these interim financial statements.

(b) Although the Company's Russian subsidiary have been liquidated according to Russian law, the Company, through its subsidiary Geometall, conducted a significant amount of is business in Russia. Russia currently has a number of laws related to various taxes imposed by both federal and regional government authorities. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose extremely severe fines, penalties, and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

NOTE 13 – SEGMENTED INFORMATION

During the period ended June 30, 2004, the Company had one operational activity: petroleum and natural gas property exploration and exploitation. These operations were performed in the Italy and Slovenia, with administrative services provided via Canada, and Australia via a Representative Office of Canada, thus geographical segments are presented:

30Jun04	CANADA	RUSSIA	ITALY	SLOVENIA	TOTAL
Revenue	$ 1,634	$ -	$ -	$ -	$ 1,634
Administrative expenses	682,649	-	138,237	-	820,886
Petroleum and natural gas claim abandoned	-	-	56,352	-	56,352
Income/(loss)for the period	$ (681,015)	$ -	$ (194,589)	$ -	$ (875,604)
Identifiable assets	$ 2,385,377	$ -	$1,041,300	$ 1,124,493	$4,551,170

30Jun03	CANADA	RUSSIA	ITALY	SLOVENIA	TOTAL
Revenue	$ 36,942	$ -	$ -	$ -	$ 36,942
Administrative expenses	245,789	-	23,471	-	269,260
Recovery on discontinued operations	-	547,675	-	-	547,675
Income/(loss) for the period	$ (208,847)	$ 547,675	$ (23,471)	$ -	$ 315,357
Identifiable assets	$ 18,845	$ -	$ 826,319	$ -	$ 845,204

NOTE 14 – SUBSEQUENT EVENTS

On July 8, 2004, the Company completed a brokered private placement for 15,000,000 units to raise a total of $6,000,000, before expense. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional share at $0.65 per share for a period of eighteen months. The Company paid a cash commission of 6.5% of the gross proceeds of the placement and issued broker warrants exercisable for one year at a price of $0.40 equal to 10% of the common shares of the Company sold under the placement.

On July 12, 2004, 2,500,000 share purchase warrants were exercised at $0.25 for net proceeds of $625,000.

Grove Energy Limited

FORM 51-102F1
GROVE ENERGY LIMITED
(formerly WPN Resources Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS
For the Quarter Ended June 30, 2004)

1. Date of this Discussion: August 27, 2004

This discussion and analysis should be read in conjunction with the consolidated financial statements for the quarters ended March 31 and June 30, 2004, audited financial statements for the years ended December 31, 2003 and December 31, 2002; and all recent press releases. The company's reporting currency is the Canadian dollar. All amounts in this discussion and in the consolidated financial statements are expressed in Canadian dollars, unless identified otherwise.

This discussion contains forward looking statements that are not historical in nature and involves risks and uncertainties. Forward-looking statements are not guarantees as to Grove's future results as there are inherent difficulties in predicting future results. Accordingly, actual results may differ materially from those expressed or implied in the forward looking statements. Additional information relevant to the Company's activities, including the Company's Annual Report and the Oil and Gas Annual Disclosure Filing as per National Instrument 51-101 can be found on SEDAR at ww.sedar.com.

The Company was incorporated under the laws of the Province of BC on February 29, 1988, by registration of its Memorandum and Articles under the name 341446 B. C. Ltd. and it was continued into the Yukon Territory by Certificate of Continuance dated May 15, 1997. On January 8th, 2002, the Company changed its name to WPN Resources Ltd. and consolidated its share capital on a one (1) new for four (4) old basis. The consolidation and name change were approved at the Company's Annual General Meeting held June 29, 2001.

To reflect the new direction of the Company and expansion of the Company's management and board, it was felt appropriate that a new corporate identity was appropriate. As such, on March 30, 2004 shareholders approved the name change to Grove Energy Limited. The trading symbol assigned is **GRV**.

The Company has two registered representative offices. These are located in Rome, Italy and in Perth, Australia.

2. Overall Performance

During the quarter the Company's financial position improved via the completion of a further capital raising of $2,727,500 @ $0.30 cents per Unit. Each Unit comprises one share and one non transferable share purchase warrant, entitling the holder to purchase one common share at an exercise price of $0.40 for a period of two years. The purpose of the capital raising was to finance the development of the Company's existing projects (specifically Italy and Slovenia); fund working capital and to provide funding to evaluate and identify new projects.

Planning for the Abbadesse exploration well was further advanced with rig negotiations held and meetings with suppliers and subcontractors. All major suppliers and subcontractors have been decided upon and final AFE estimates have been prepared and approved and an Italian drilling manager has been contracted in Italy. Upon the conclusion of the European summer, it is expected that the remaining local approvals will be obtained at which time the site preparation will commence, which is expected to take approximately 4 weeks to complete. A drilling contract has been agreed with Pergimine, a local Italian drilling contractor. The rig being used is a Massarenti 7000, capable of drilling to a depth of 3000 m. The terms of the contract with Pergemine require

Grove to give 7 days advance notice to move to move the rig to site. It is planned that the Abbadesse-1 will be drilled between October 15 and November 15, 2004, with the final date to be determined upon site completion. The Abbadesse -1 will be drilled as a non expendable well and upon success, will be brought into production in 2005, together with an additional two wells that could be drilled from the same drilling location.

On March 18, 2004 the Company announced a farm in agreement with Nemmoco Slovenia Corporation and its partners with respect to the deep gas horizons in the Petisovci-Dolina fields. Pursuant to certain conditions, the Company's net interest in the gas field will be 45.1%. The main conditions are the Company delivering to Nemmoco a technical report on the field prepared by Troy Ikoda and the expenditure of no less than Euro 4.2 million on the joint venture assets over a 12 month period. The first component of the report dealing with PG Field technical review was completed and delivered to Nemmoco. The second component, dealing with the fracture and stimulation design has been substantially completed and will be finalized upon the drilling of the D-14 appraisal well in September 2004.

During the quarter the Company amended its agreement with Nemmoco Slovenia Corporation. The amendments resulted in Grove remitting Euro 200,000 to Nemmoco to satisfy its obligation regarding the provision of frac equipment for the shallow oil operated by Nemmoco, the commitment to drill the D-14 appraisal well and various other items. This well has been jointly planned by Nemmoco and Grove, and is scheduled to spud in late August 2004. The timing of the well has been determined by the availability of the Crosco rig that was used by Nemmoco to drill the PT 123 shallow oil well.

On July 8, 2004 the Company completed a brokered private placement with Canaccord Capital Europe. The placement involved the issue of 15,000,000 units at $0.40 per Unit. Each Unit comprised one share and one half share purchase warrant. Two share purchase warrants can be exercisable into one common share of the Company at $0.65 for a period of 18 months.

Due to the Company's geographic project focus in Europe, the Company is also evaluating a joint listing on the AIM market in London. The directors believe that the AIM market will expand the Company's shareholder base and provide a wider recognition for the shares.

At June 30, 2004, the Company had C$2,508,955 in cash and current liabilities (accounts payable) of C$849,599. A majority of the accounts payable represents cash calls made in respect of the D-14 well, (100% funded by Grove) scheduled to spud in late August 2004.

During fiscal year 2003, the Company negotiated a standby funding facility of $250,000. On August 25th and in order to provide additional liquidity during the current drilling phase the Company drew down the full amount of this facility from the lender. As per terms of the loan agreement 1,923,077 shares of the Company will be issued upon conversion of this loan.

The Company also has a Convertible Promissory Note for US$200,000 that matures 1 July 2005. Based upon the current share price, it is anticipated that this Note will be converted into shares by the holder.

As at June 30, 2004, the issued capital of the Company increased from 30,903,811 to 39,995,478. Concurrent with the issue of shares, the warrants outstanding increased by 9,091,667

During the 1st quarter the Company relinquished its option over the Borsano Concession due to various technical and commercial issues. This resulted in Grove writing off $56,353 in acquisition and deferred exploration costs associated with the Concession. The Company continues to evaluate additional properties in Italy and hopes to expand its portfolio of projects.

The Company's future is dependent upon a number of variables which are outside the control of the Company's management, such as world equity prices, world hydrocarbon prices and exploration and production risks normally associated with the natural resources industry. At this stage of the Company's development, the

Company's future is dependent upon future capital raisings to current and prospective investors. There is no guarantee that such future capital raisings will be successful, however management believes that the current assets support and justify future capital raisings, and such capital raisings are necessary to support the effective and efficient development of the Company's assets.

3. Selected Annual Information

	31Dec03	31Dec02	31 Dec 01
	$	$	$
Revenue	1,312	3,218	18,933
Income/(loss) before discontinued operations	(460,934)	(1,131,708)	14,091,568
Income/(loss) per share before discontinued operations	(0.02)	(0.06)	0.8
Discontinued operations	521,495	(1,146,353)	(1,426,000)
Income/(loss) for the year	60,561	(2,278,061)	12,665,568
Net income/(loss) per share	0.00	(0.11)	0.82
Total assets	1,766,888	673,145	2,677,832
Total liabilities	1,292,027	564,584	2,099,710

Discontinued Operations

Geometall Plus, the Company's 87.5% owned subsidiary, purchased a 27.8% equity stake in Omolon gold Mining company (Omolon) in Russia for US$3.3 million on November 14, 1993. In October 1995, the Shareholders of Omolon contributed additional capital, which resulted in Geometall Plus contributing an additional US$20.5 million. These funds were provided by a loan from the Magadan Administration. During fiscal year 2001 this investment was sold, which resulted in a gain on extinguishment of net liabilities, totaling $15,677,000.

During the year 2002 the Company liquidated its Russian subsidiaries and realized on all its assets and discharged its liabilities and obligations related to the subsidiaries. The disposition of its net assets resulted in a net loss of $1,146,353. During the fiscal year 2003, the Company received an additional US$386,598 in liquidation proceeds. These funds were not previously recorded due to uncertainty regarding collection. The Company is not due any further funds in respect of its discontinued Russian activities

As mentioned in Section 2, the Company elected not to proceed with its option over the Borsano Concession due to technical and commercial issues, resulting in the write off of all expenses associated with this Concession.

New Capital Commitments

The farm in agreement in Slovenia with Nemmoco Slovenia Corporation will result in significant additional expenditures on exploration, appraisal and evaluation of the joint venture assets. It is anticipated that the Company will spend approximately Euro 4 million by March 31, 2005 on exploration, appraisal and development of the P-G Gas field in Slovenia.

4. Results of Operations

The Company's main projects include:

- Pantelleria Concessions, Italy
- P-G Gas Fields, Slovenia

- San Marco Concession, Italy
- Other exploration assets

4.1 Pantelleria Concession, Italy

The Pantelleria Concessions, held 100% by Grove, surround the west and southern areas of the island of Pantelleria in the Sicily Channel. The Concessions are subject to a 1.5% overriding royalty. Despite being in the

more favorable Italian fiscal and political regime, the Concessions could be considered a Tunisian like geological play, without any back in rights or PSA's as would apply if located in Tunisia.

Over 630 km of seismic has been reprocessed identifying a number of promising leads in the north west of Permit 16 G.R.PU. The Company has defined a 250 km program of infill seismic and is currently in the process of identifying suitable 2D vessels to undertake this work in November / December 2004.

On the basis of this infill seismic program, the Company would firm up the leads to drillable prospect level and seek to farm out the Concessions; with the intention of having an exploration program to be undertaken during 2005.

4.2 P-G Gas Fields, Slovenia

The Company has farmed into the deeper gas (below a depth of approximately 2,000 meters) in respect of the Petisovci-Dolina field in Slovenia. The farm in agreement requires the Company to undertake a technical evaluation of the field, and in this regard have retained Troy Ikoda to prepare a Technical Report primarily identifying the most appropriate way to exploit the gas reservoirs, including a detailed analysis of the frac design and stimulation program for reservoir productivity enhancement.

Based on initial analysis, it is believed that a significant quantity of gas remains in the field, however due to the nature and structure of the reservoirs, the productivity of the overall field is not known. As such, commercial productivity risk poses the greatest level of uncertainty with regard to this asset. Additional field details will be made available upon the completion of the report by Troy Ikoda, subject to disclosure provisions and regulations.

Commencing late August 2004, the Company will be drilling the D-14 appraisal well in the crestal part of the Dolina structure. This structure is part of a contiguous anticline, which extends eastwards into Hungary and gas has been produced in both shallow and deeper horizons below 2000m. Westwards, the anticline becomes part of Pettisovci-Globocki Field, where reservoirs below 2000 m have produced cumulatively some 9 bscf of gas. The objective of the D-14 well is to prove the areal extent and producibility of the reservoirs below 2000 m. This well is adjacent to the shallow D-3 well.

Based upon the results of the D-14 well, it is the Company's intention to undertake a frac and stimulation campaign in November 2004 on the D-14 well and one of the existing PG wells. Until further analysis of the logs and cores is undertaken, a final decision which well to frac in conjunction with D-14 is not known.

As with all new operations, the drilling costs of the D-14 are higher than originally envisaged, however the well site for D-14 has been carefully chosen so that a deviated well can be drilled on the same site during 2005.

4.3 San Marco Concession, Italy

The Company has entered into an agreement with Blugas S.p.A to jointly develop the Abbadesse prospect in the San Marco Concession. Blugas has committed to spend Euro 1.5 million. For this investment, Blugas has an interest in 20% interest of the 1st 12 bcf of gas and the right to exclusively acquire the production from the field under a 12 year Take or Pay Agreement. A discount of 20% applies in respect of the first 12 Bcf, and thereafter a discount of 18% against a market weighted price calculated on a rolling quarterly basis over a rolling 12 month period.

The Abbadesse Prospect is an exploration play in the prolific Po Valley and is surrounded by gas fields with in excess of 2 Tcf of recoverable gas. Over the past quarter, the Company has made significant progress with regards to the drilling of the Abbadesse prospect. Subject to a few remaining municipality approvals, the Company expects to drill the Abbadesse prospect between the October 7 and November 15, 2004. The drilling contract signed with Pergemine provides for 7 days written notice for mobilization.

4.4 Other Exploration Concessions

The Company has made applications with the Italian Ministry of Productive activities for additional concessions onshore in Italy. The Company is awaiting notification in respect of these applications.

4.5 Capital Requirements

As outlined above, the Company intends to undertake an aggressive interpretation, exploration, appraisal and stimulation program on the Company's assets. These proposed activities will require approximately Euro 4-6 million in funding prior to December 31, 2004. A major portion of this funding will be generated from additional capital raisings, plus the contribution of Blugas to the Abbadesse Prospect.

On July 8, 2004, the Company closed a brokered private placement, lead by Canaccord Capital Europe and supported by Frazier Mackenzie (Toronto) and Pacific International (Vancouver). The placement raised $6 million (prior to expenses). The placement was subscribed to by professional investors in the UK, Europe and North America.

On July 12, 2004, a company associated with the President of the Company converted 2,500,000 warrants at $0.25 cents, for net proceeds of C$625,000.

5. Summary of Quarterly Results

	30 Jun 04	31Mar04	31Dec03	30Sep03	30Jun03	31Mar03	31Dec02	30Sep02
Total revenue	$(1,103)	$(531)	$ -	$ 64	$ 12,430	$ 241	$ 218	$ 2,000
Income/(loss) before discontinued operations	(425,373)	(450,231)	(130)	(228,486)	(83,014)	(149,304)	240,292	(274,000)

Contractual Obligations		Total	Less than 1 year	One to Three years	
Long Term Debt				US$200,000	Convertible Note[1]
Capital Lease obligations	NIL	NIL	NIL	Nil	
Operating Leases (office space)				$63,640	
Purchase Obligations	NIL	NIL	NIL	NIL	
Other Long Terms Obligations					
	Pantelleria		$62,676.51		General Expenditures
	San Marco		$ 2,089,198.54		Drilling of well to a depth of 3,000 metres
	Slovenia			$6,583,288.12	

1 The Company has a Convertible Note for US$200,000 that was originally issued to a company controlled by an insider of the Company. This note has been sold to an independent third party. The note bears interest at a rate of 10% per annum and is repayable on July 1, 2005. The amount due under the note may be converted into units of the Company on the basis of one unit for each $0.13 of principal outstanding at the date of conversion. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.13 for a period of two years. At June 30, 2004 accrued interest of US$26,814 was included in the balance sheet.

The Company is exposed to exchange rate movements, specifically movements between the Euro, Canadian dollar and the US dollar. Currently these movements are not hedged.

Grove's primary source of funding is via capital raisings, however on the basis of the planned exploration and appraisal program, it is hoped that the Company will be able to generate revenue during 2005; however this is dependent upon exploration success and subsequent approvals and permits that are beyond the control of the Company.

7. Capital Resources

The Company is in the business of developing natural resources, and as such its capital will be spent evaluation, exploration, appraisal and development and production. The Company continues to evaluate its capital expenditure commitments and model/budget expenditures going forward. Until results from the Abbadesse and D-14 wells are known, the Company feels it inappropriate to provide any further detailed capital expenditure summaries beyond those already included in this document.

The Company's activities are currently financed via the issue of new equity, however based upon exploration and field appraisal success, the Company would expect to fund activities from bank financing and cash flow from operations.

Pursuant to agreements with Blugas and Nemmoco, the Company is required to incur expenditures under these agreements. Should the Company fail to meet its expenditure obligations, the Company's interests in its projects may be reduced.

8. Off-Balance Sheet Arrangements

Pursuant to Agreements with Blugas and Nemmoco, the Company is required to meet certain expenditure commitments. These agreements will also result in the Company entering into third party service and contract agreements with contractors and service providers. Subject to the terms of the specific agreements, terminating the arrangements may result in the Company losing its interest in the Projects and/or being sued for non-performance under the various agreements.

In respect of Blugas, the Company is required to match Blugas's commitment for Euro 1.5 million. Once total expenditure of Euro 3 million has been reached, WPN is required to provide 100% of any additional funding required. Pursuant to the agreement with Nemmoco, the Company is required to spend a minimum of Euro 4 million on the joint venture area.

The Company's obligations are as outlined in the specific Agreements, and reference has been made to the most relevant sections of the documents, however for commercial reasons, certain information is deemed confidential.

Grove's obligations and commitments are reflected in the agreements with the parties, which in most cases have been reviewed by legal counsel. While the Company believes the agreements to be sound and legally binding, there is no guarantee that the counterparties to the various agreements will meet their obligations, which may result in loss or delays to the Company's projects.

9. Related Party Transactions

For the period ended June 30, 2004 the Company paid or accrued $112,796 consulting and deferred exploration fees to Officers and Directors of the Company (Jun 30-03,$53,913). Interest accrued to Pinnacle Associates, a company controlled by a Director of Grove, for the period ended June 30, 2004 was US$26,814.

10. Proposed Transactions

The Company continues to evaluate new projects and opportunities to grow and further develop the business. As such, it is inappropriate to detail specific transactions at this time.

11. Changes in Accounting Policies

Effective January 1, 2004, the Company adopted, on a retroactive basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company is required to value all stock-based compensation granted using the fair value method, as determined using the Black-Scholes option valuation model. The effect of retroactively adopting the fair value based method of accounting for stock-based compensation is to increase net loss for the year ended December 31, 2003 by $422,200 and increase deficit and contributed surplus as at December 31, 2003 by $422,200.

Grove Energy Limited

12. Financial Instruments and Other Instruments

The company's financial instruments consist of cash, GST, accounts receivable, accounts payable and debt. The Company is exposed to significant interest, currency or credit risks arising from these financial instruments as disclosed in the related notes to the attached financial statements.

Pursuant to the Company's agreement with Blugas, the Company is required to sell all gas produced exclusively to Blugas S.p.A. pursuant to a 12 year Take or Pay Contract. Pursuant to this Agreement, Blugas will take delivery of the produced gas at the Mantova gateway or a similar location agreed between the parties. A discount of between 18-20% against a base price, adjusted for various price movements, has been agreed

13. Other MD & A Requirements

13.1 Additional Selected Information

30Jun04 TOTAL	CANADA	RUSSIA	ITALY	SLOVENIA	
Revenue	$ 1,634	$ -	$ -	$ -	$ 1,634
Administrative expenses	682,649	-	138,237	-	820,886
Petroleum and natural gas Claim abandoned 56,352	-	-	56,352	-	
Income/(loss)for the period	$ (681,015)	$ -	$ (194,589)	$ -	$ (875,604)
Identifiable assets	$ 2,385,377	$ -	$1,041,300	$ 1,124,493	$4,551,170

30Jun03	CANADA	RUSSIA	ITALY	SLOVENIA	TOTAL
Revenue	$ 36,942	$ -	$ -	$ -	$ 36,942
Administrative expenses	245,789	-	23,471	-	269,260
Recovery on discontinued operations	-	547,675	-	-	547,675
Income/(loss) for the period	$ (208,847)	$ 547,675	$ (23,471)	$ -	$ 315,357
Identifiable assets	$ 18,845	$ -	$ 826,319	$ -	$ 845,204

2003	CANADA	RUSSIA	ITALY	TOTAL
Revenue	$57,015	$ -	$ -	$57,015
Administrative Expenses	$470,952	$ -	$46,997	$517,949
Discontinued Operations	$ -	$521,495	$ -	$521,495
Income (loss for the year)	$(413,937)	$521,495	$(46,997)	$60,561
Identifiable Assets	$797,901	$ -	$968,987	**$1,766,888**
2002				
Revenue	$3,146	$ -	$ -	$3,146
Administrative Expenses	$1,134,854	$ -	$ -	$1,134,854
Discontinued Operations	$ -	$(1,146,353)	$ -	$(1,145,353)
Income (loss for the year)	$(1,131,708)	$(1,146,353)	$ -	$(2,278,061)
Identifiable Assets	$199,502	$ -	$473,643	**$673,145**

13.2 Disclosure of Outstanding Share Data

13.2.1 The Company's authorized share capital is 100,000,000 common shares without par value. Each issued share carries one vote. Due to future potential funding requirement, the Company has called an Extraordinary General Meeting for September 7, 2004 to increase the authorized capital to an unlimited amount.

As of June 30, 2004 there were 39,995,478 shares of the Company outstanding and issued as follows:

	Number of Shares	Amount
Balance as at December 31, 2001	**71,159,925**	**$18,968,334**
-Share consolidation – 1 new for 4 old	(53,369,944)	-
-Issued pursuant to settlement of convertible notes	974,333	1,106,000
-Issued pursuant to purchase of San Marco permit	1,687,500	202,500
-Private Placement	2,500,000	500,000
Balance as at December 31, 2002	**22,951,814**	**$20,776,834**
-Issued to purchase Pantelleria permits	2,014,497	241,739
Balance as at December 31, 2003	**24,966,311**	**$21,018,573**
-Private Placement	5,937,500	950,000
Balance as at March 31, 2004	30,903,811	$ 21,968,573
-Private Placement	9,091,667	2,727,500
Balance as at June 30, 2004	**39,995,478**	**$ 24,696,073**

13.2.2 Stock Options

The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers and employees to acquire up to a 10% of the issued and outstanding common stock. Below is a summary of stock options granted during the period and outstanding as at June 30, 2004:

Number of shares	Exercise Price	Date of Grant	Expiry Date
1,410,000	$0.24	June 10, 2002	March 21, 2005
800,000	$0.15	December 13, 2003	December 31, 2006
400,000	$0.20	February 25, 2004	February 24, 2007
200,000	$0.20	March 22,2004	March 21, 2007

Total Options Outstanding: 2,810,000

13.2.3 Warrants

Below find a summary of warrants issued during the period and outstanding as at June 30, 2004:

Number of shares	Exercise price	Date of Issuance	Expiry Date
2,500,000	$0.25	August 20, 2002	July 30, 2004
5,937,500	$0.20	January 6, 2004	January 6, 2006
9,091,667	$0.40	April 28, 2004	April 28, 2006

Total warrants outstanding as at June 30, 2004: 17,529,167

Escrow Shares

As at June 30, 2004 there were 1,208,694 common shares held in escrow.

13.2.4 Convertible Note

As at June 30, 2004 the Company had a US$200,000 convertible note outstanding that may convert, at the holder's option, into Units of the Company at C$0.13 per unit. Each Unit comprises one share and one share purchase warrant, which upon the payment of C$0.13 cents, can be converted into shares of the Company at any time prior to 1 July 2005. The final number of shares will be calculated at the C$/US$ exchange rate applicable at the time of conversion.

Outlook

Grove will continue to focus on its European assets and undertake exploration and appraisal drilling that, upon success, will add significant value to the Company.